Oscient Pharmaceuticals Corporation

1000 Winter Street, Suite 2200

Waltham, MA 02451

February 3, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Jeffrey Riedler

Re:	Oscient Pharmaceuticals Corporation—Request for Acceleration of Effectiveness
of Registration Statement on Form S-3 (File No. 333-118026)

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Oscient Pharmaceuticals Corporation (the “Company”), hereby requests that the Company’s Post-Effective Amendment No. 6 to its Registration Statement on Form S-3 (File No. 333-118026) be declared effective at 4 p.m. Eastern Time on February 6, 2006 or as soon as possible thereafter.

The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Matthew Choate of Ropes & Gray LLP at (617) 951-7153 if you have any questions. Thank you for your assistance.

Very truly yours, OSCIENT PHARMACEUTICALS CORPORATION

By:	/s/ Steve M. Rauscher
Name: Steven M. Rauscher Title: President and Chief Executive Officer